Mail Stop 6010

      February 2, 2006



VIA U.S. MAIL AND FAX (320) 587-1810

Mr. John A. Ingleman
Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive NE
Hutchinson, Minnesota 55350

	Re:	Hutchinson Technology Incorporated
		Form 10-K for the year ended September 25, 2005
		Filed December 7, 2005
		File No. 000-14709


Dear Mr. Ingleman:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


 Form 10-K for the year ended September 25, 2005

Item 9A. Controls and Procedures

1. Please revise your disclosure in future filings to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting.
We refer you to Item 308(c) of Regulation S-K.

Form 8-K dated November 2, 2005

2. We noted your disclosure that "net income for the 2004 period included $.9 million, or $.02 per diluted share, related to the capitalization of certain supplies and spare parts that historically had been expensed." Please clarify for us the nature of these costs, including the accounting basis for the capitalization of these amounts. In addition, tell us if this is a prospective change or if you reclassified amounts previously recorded as expense. Also, tell us how the referenced disclosure impacts your compliance with APB Opinion 20 and Item 601 (b)(18) of Regulation S-K.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. John A. Ingleman
Hutchinson Technology Incorporated
February 2, 2006
Page 1